UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                            PRICE LEGACY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74144P 106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven A. Seidman, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 January 5, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 74144P 106                                          Page 2 of 11 Pages
--------------------                                          ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.             I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 74144P 106                                          Page 3 of 11 Pages
--------------------                                          ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus & Co.                              I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 74144P 106                                          Page 4 of 11 Pages
--------------------                                          ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC)
            I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                            0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                        0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed on behalf of Warburg Pincus & Co., a New York general partnership ("WP"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and together with WPEP and WP, the "Reporting Entities") to amend the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 28, 2001 (as amended, the "Original Schedule 13D"). This Amendment relates to the common stock, par value $.0001 per share (the "Company Common Stock"), of Price Legacy Corporation (formerly Price Enterprises, Inc.), a Maryland corporation (the "Company"). The holdings of Company Common Stock of WPEP reported in this Amendment include certain shares of Company Common Stock that were deemed to be beneficially owned by three affiliated partnerships of WPEP, Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands limited partnership ("Netherlands I"), Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands limited partnership ("Netherlands II"), and Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands limited partnership ("Netherlands III" and together with WPEP, Netherlands I and Netherlands II, the "Warburg Pincus Holders"). The purpose of this filing is to disclose that the Warburg Pincus Holders have disposed of all the securities of the Company they owned and to amend the relevant facing pages and items herein to reflect that no securities of the Company are now beneficially owned by the Reporting Entities.

     Unless otherwise indicated in this Amendment, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Original Schedule 13D.

     The Reporting Entities are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Entities to file jointly is attached as Exhibit 1 to the Original Schedule 13D. Each Reporting Entity disclaims beneficial ownership of all of the shares of Company Common Stock, other than those reported in the Original Schedule 13D, as amended, as being owned by it.

Item 4. Purpose of the Transaction.

Item 4 to Schedule 13D is hereby amended by the following:

     The Reporting Entities acquired the securities of the Company for investment purposes. The Warburg Pincus Holders entered into a Purchase Agreement (the "Price Purchase Agreement") with Price Group dated as of September 9, 2003, pursuant to which on January 5, 2004, the 520 Group, LLC (the "520 Group"), as assignee of the Price Group, completed the purchase of these securities, which consisted of 22,062,951 shares of the Company's Series B Preferred Stock, 5,000,000 shares of the Company's Common Stock, and the Warrant, from the Warburg Pincus Holders. The Reporting Entities and Warburg Pincus Holders no longer beneficially own any securities of the Company. Pursuant to the Company's Articles of Amendment and Restatement, the Warburg Pincus Holders no longer designate two directors to the Company's Board of Directors. Their prior designees to the Board of Directors, Reuben Leibowitz and Melvin Keating, automatically ceased serving on the Board of Directors upon the closing of the sale on January 5, 2004. The Warburg Pincus Holders do not retain any voting rights with respect to the Company.

Item 5. Interest in Securities of the Issuer.

     The information in sections (a) and (b) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Entities beneficially owned shares of Company Common Stock by virtue of their ownership of shares of Company Common Stock directly as well as their ownership of the Series B Preferred Stock and the Warrant, which are convertible or exercisable, as applicable, into shares of Company Common Stock. On September 18, 2001, WPEP acquired 17,985,612 shares of Series B Preferred Stock and the Warrant (collectively, the "Securities"). On October 11, 2001, WPEP purchased 5,000,000 shares of Company Common Stock at a purchase price of $2.70 per share through an open market purchase for an aggregate purchase price of $13,500,000 (the "Additional Common Stock"). On December 31, 2003, the Company declared a dividend on the Series B Preferred Stock, payable in additional shares of Series B Preferred Stock. Pursuant to this dividend, WPEP received in the aggregate 4,077,339 shares of Series B Preferred Stock, which shares were also transferred to the 520 Group on January 5, 2004, as contemplated by the Price Purchase Agreement. By virtue of WP's and WP LLC's respective relationships with WPEP, WP and WP LLC could have been deemed, under Rule 13d-3 under the Exchange Act, to have beneficially owned all of the shares of Company Common Stock which were beneficially owned by WPEP.

     (b) As of the closing of the sale of the securities held by the Warburg Pincus Holders on January 5, 2004, the Reporting Entities and Warburg Pincus Holders do not own any securities of the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 2004                 WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


Dated:  January 6, 2004                 WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS I, C.V.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


Dated:  January 6, 2004                 WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS II, C.V.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner

Dated:  January 6, 2004                 WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS III, C.V.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


Dated:  January 6, 2004                 WARBURG PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


Dated:  January 6, 2004                 WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Managing Director